UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30925 / February 25, 2014

_____

	:
In the Matter of:	:
	:
The Ohio National Life Insurance Company,	:
Ohio National Life Assurance Corporation,	:
National Security Life and Annuity Company,	:
Ohio National Investments, Inc., and	:
Ohio National Fund, Inc.	:
	:
One Financial Way	:
Montgomery, OH 45242	:
	:
(812-14182)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

The Ohio National Life Insurance Company, Ohio National Life Assurance Corporation,
National Security Life and Annuity Company, Ohio National Investments, Inc., and Ohio
National Fund, Inc. filed an application on July 23, 2013, and an amendment to the
application on December 13, 2013, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A)
and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from section
17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a)
under the Act. The order would (a) permit certain series of registered open-end
management investment companies to acquire shares of other registered open-end
management investment companies and unit investment trusts that are within or outside the
same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as
the acquiring investment companies, and (b) permit certain series of registered open-end
management investment companies relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On January 28, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 30895). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by The Ohio National Life Insurance Company, et al. (File No. 812-14182) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary